Mail Stop 4561

November 12, 2008

Daniel Cohen, President
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

>   **Re: Hotel Outsource Management International, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 4, 2008**
>   **File No. 000-153677**

Dear Mr. Cohen:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1.   We note your response to comment 1 of our letter dated October 22, 2008 that you have revised the registration statement to include required information that was previously incorporated by reference. It appears that you have not disclosed all of the required information under Item 11 of Form S-1 such as disclosure regarding legal proceedings, properties, officers and directors, and executive compensation. Please provide all required disclosure and note that the executive compensation disclosure should be in the appropriate format as you acknowledged in response to comment 11 of our letter dated October 22, 2008.

2.   We note that you did not provide the acknowledgments that we requested, which appear at the end of our letter dated October 22, 2008. In your next response, please provide the representations as requested. Note that the representations should come directly from the company.

Capitalization, page 23

3.   Please explain why the capitalization table assumes that all subscription rights (including all over-subscription privileges) are to be exercised in full. Specifically address why you believe that the rights offering will be exercised in full in view of the offering price.

Security Ownership of Certain Beneficial Owners and Management, page 38

4.   Please provide information regarding security ownership as of the most recent practicable date. We note that the information is currently presented as of August 31, 2008. See Item 403 of Regulation S-K.

Plan of Distribution, page 40

5.   In response to comment 2 of our letter dated October 22, 2008, you state that the estimated expenses are $35,000 and you have reconciled this disclosure in the prospectus. We note that the Plan of Distribution section on page 40 still states that the estimated expenses are approximately $50,000. Please advise.

Financial Statements

6.   Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

Part II

Item 15. Recent Sales of Unregistered Securities, page 86

7.   We note that your expanded disclosure in Item 15 relating to recent sales of unregistered securities does not disclose the exemption that you relied upon for the issuance of 135,000 shares to Rhodia Mihali. Please specify the date of this sale in accordance with Item 701(a) of Regulation S-K.

Signatures

8.   In response to our comment 7 of our letter dated October 22, 2008, you state that the signature page of the filing has been revised to indicate that Ms. Linor Labandter is signing as the company's principal accounting officer. The signature page does not appear to reflect this additional disclosure. Please revise.

Exhibits

9.   You state that certain exhibits listed in Item 16 are to be filed by amendment. It appears that these documents, other than the opinion of Schonfeld & Weinstein, L.L.P. and the consent, were filed with the Form S-1 filed on September 26, 2008 or with the amended Form S-1 filed on November 4, 2008. Please revise the notations in Item 16 to accurately reflect that the exhibits have been filed.

*   *   *   *   *

   If you have any questions, please call Jan Woo at (202) 551-3453. If you require further assistance, you may contact me at (202) 551-3735.

            Sincerely,

            Barbara C. Jacobs
            Assistant Director

cc: <u>Via Facsimile 212-480-0717</u>
   Andrea I. Weinstein, Esq.
   Schonfeld & Weinstein, L.L.P.